Exhibit 99.1

Mountain Province Diamonds Adds Strategic Claims to the Kennady North Project

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Nov. 23, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today provides an update for its 100%-held Kennady North Project. Following staking in early 2020 that increased the Kennady North Project area by 35 percent, three additional claims have now been staked and filed with the government recorder for the Northwest Territories. These new claims are important to Mountain Province Diamonds as they are to the east of significant clusters of kimberlite indicator minerals, as well as the previously identified MZ Kimberlite, both of which require further review. Additionally, the three claims connect the Kennady North land package into one contiguous area which now includes 30 federal leases and 94 claims that total 107,373 hectares and completely surrounds the Gahcho Kué Mine. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"The acquisition of these three claims is significant. Their omission from the Kennady North Project created logistical and exploration challenges in assessing indicator mineral and geophysical data both up- and down-ice of the claims. With these claims now a part of our portfolio, we can act decisively as we ramp up our exploration activities with the intention of finding and creating new mines in this highly prospective area."

The three new claims became available for staking in October and were acquired last week in a helicopter-supported exercise that was based out of Yellowknife. The new claims are highlighted in yellow in the map image below.

Kennady North Project Area (CNW Group/Mountain Province Diamonds Inc.)

The map image also shows several historical indicator mineral dispersion trains, ranked as significant by the Palmer glacial studies completed in 2019 and 2021 (see news release, September 13, 2021). Nearly continuous indicator trains are evident from the Faraday and Gahcho Kué kimberlite fields, but there is also a strong dispersion train located just north of the Bob Camp for which the up-ice kimberlite sources are unresolved. As part of the 2022 program, resistivity surveys using the new ARRT technology will be conducted at the up-ice termination of this indicator mineral train.

As described in the September 13 news release, the new ARRT resistivity technology is a proprietary capacitive-coupled resistivity system developed by Aurora Geoscience that provides greater resolution and depth penetration over potential kimberlite targets compared to historical OhmMapper technology. In winter 2021 an ARRT survey was completed adjacent to the Faraday kimberlites and two anomalies were identified. New 3D interpretations for the North and South Anomalies have been updated with images that are provided below.

South Anomaly Kennady (CNW Group/Mountain Province Diamonds Inc.)

The Faraday kimberlites are shown in gray; resistivity contrasts around the kimberlites are shown in reds. The ARRT results highlight the physical contrast between the broken and altered country rock immediately adjacent to the Faraday kimberlites, and the unaltered, unbroken country rock further away from the kimberlites. The ARRT signature that envelops the Faraday 2 kimberlite is nearly identical to the ARRT signature that defines the South Anomaly. Also shown on the image are historical drill traces with minor intersects of kimberlite highlighted in green. It is evident that historical drilling did not test the newly-identified South Anomaly.

The winter 2022 exploration program will include up to 2,000 meters of exploration drilling on the North and South Anomalies and additional ARRT surveys over the Bob Camp area and other areas of interest. The winter program is planned to start in Q1 of 2022.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., an employee of Mountain Province Diamonds and Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:01e 23-NOV-21